EXHIBIT 99.1


01/31/01                                                     SRP/Page 1
----------------------------------------------------------------------------


                                  PRESS RELEASE

                                JANUARY 30, 2001
                       SFR OFFICIALLY SUBMITS APPLICATION
                                FOR UMTS LICENSE
                     TO FRENCH TELECOM REGULATORY AUTHORITY


SFR, a Cegetel subsidiary, officially submitted its application for a third generation mobile telephone license (UMTS) to the French telecom regulatory authority (ART) at 10 o'clock on January 30, 2001.

Philippe Germond, chairman and CEO of SFR and Cegetel, attended the meeting personally to emphasize the commitment of the whole company and its shareholders.

SFR's license application came in eight chests in the shape of mobile telephones, each 1.7 meters high and weighing 130 kilos. The chests contained a total of more than 32,000 pages.

The license application was put together by 300 people, including 70 employed full time. They worked for several months in 300 square meters of office space leased especially for the purpose at Noisy le Grand, east of Paris.